Organigram Global to Host the OG Investor Session, its Inaugural Virtual Event for Investors, and Announcement of Name Change on TSX and NASDAQ

TORONTO, Ontario – April 2, 2025 – Organigram Global Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram Global”), the cannabis leader in Canada by market share, is pleased to announce its inaugural virtual investor event, the OG Investor Session, taking place on April 10, 2025, at 4pm EST. This online event offers investors a front-row seat to Organigram Global’s next chapter. Attendees will gain valuable insights into the Company’s growth trajectory, engage directly with leadership on key industry trends, and get a behind-the-scenes look at the innovation and strategy driving Organigram Global forward.
Register here to get exclusive access to this event on April 10 at 4pm EST via Zoom. Event access details will be shared upon registering.
"We’re excited to host our first-ever virtual investor event as a way to connect directly with our shareholders and the broader investment community," said Beena Goldenberg, CEO of Organigram Global. "This is more than just a look at where we are today—it's about sharing where we're headed. From our strategic vision and financial performance to the innovation fueling our growth, attendees will gain a well-rounded understanding of what sets Organigram Global apart and how we're building for the future."
Hear directly from the leaders shaping Organigram Global’s success:
•Beena Goldenberg – CEO, on the vision and market strategy
•Greg Guyatt – CFO, on financial performance and growth trajectory
•Borna Zlamalik – SVP of R&D and Innovation, on innovation
•Hosted by Max Schwartz, Director of Investor Relations

Attendees will also have exclusive access to behind-the-scenes video tours of Organigram Global’s various facilities, along with the opportunity to engage directly with senior management during a live Q&A.
Trading on TSX/NASDAQ
Further to the Company’s news release dated March 26, 2025, the Toronto Stock Exchange (“TSX”) has approved the name change to “Organigram Global Inc.”.
The Company’s common shares will begin trading on TSX and NASDAQ effective at the opening of trading today under the new name and the current stock symbol “OGI”. As part of the name change, the common shares of the Company have been assigned new CUSIP 68617J100 and ISIN CA68617J1003 numbers, and the warrants of the Company have been assigned new CUSIP 68617J118 and ISIN CA68617J1185 numbers.
Organigram Global recently launched its new identity, visit the newly launched www.organigram.ca to know more.
About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator and processor. Through its recent acquisition of Collective Project Limited, Organigram Global participates in the US and Canadian cannabinoid beverages markets. the US and Canadian cannabinoid beverages markets.
Organigram Global is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram Global has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT, DEBUNK and Collective Project. Organigram Global operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information including expectations regarding market performance, involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram Global to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis, and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs megan.mccrae@organigram.ca
For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca